Expense Limitation Agreement

To:	Resource Credit Income Fund 650 Madison Avenue, 23rd Floor New York, NY 10022

October 31, 2020

Dear Board Members:

You have engaged us to act as the sole investment adviser to Resource Credit Income Fund (the “Trust,” or the “Fund”), pursuant to a Management Agreement dated on or about October 31, 2020.

Effective as of the date hereof, we agree, at least until October 31, 2022 to waive our management fees (excluding any incentive fee) and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that our management fees plus the Fund’s ordinary annual operating expenses exceed 2.59%, 3.34%, 2.59%, 2.34% and 2.84% per annum of the Fund's average daily net assets attributable to Class A, Class C, Class W, Class I and Class L shares, respectively.

This Expense Limitation Agreement may only be terminated by the Fund’s Board of Trustees, on 60 days written notice to us.

Any waiver or reimbursement by us is subject to repayment by the Fund within three years from the date we waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver and the current expense limitation and the repayment is approved by the Board of Trustees.

Yours very truly,

Sierra Crest Investment Management LLC		Acceptance: Resource Credit Income Fund
By:		By:
Name:	Edward Goldthorpe	Name:	Edward Goldthorpe
Title:	Executive Officer	Title:	Trustee
Date:	As of October 31, 2020	Date:	As of October 31, 2020